January 19, 2007

Daren R. Domina, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022,

Re: Zweig Total Return Fund, Inc. (File Nos. 333-139605 & 811-05620)

Dear Mr. Domina:

We have reviewed the registration statement for Zweig Total Return Fund, Inc. filed on Form N-2 on December 22, 2006. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Cover Page

1. The Fund's description of the terms of the offering in the first paragraph includes eleven defined terms. Please consider revising this paragraph to present the information in a manner that is more easily understood by shareholders.

Inside Cover Page

2. The penultimate paragraph states that certain numbers in the prospectus have been rounded for ease of presentation and, as a result, may not total precisely. Please confirm to us that in the prospectus fee table and example all dollar figures are rounded to the nearest dollar and all percentages are rounded to the nearest hundredth of one percent. See General Instruction 3 to Item 3.1 of Form N-2.

Prospectus Summary – The Fund (Page 1)

3. The fourth sentence of the first paragraph states that the Fund will invest up to 50% of its total assets in equity securities. Please define equity securities in this section. In addition, please disclose the Fund's maturity strategy for the portion of the portfolio that invests in debt securities

and the market capitalization strategy for the portion of the portfolio that invests in equity securities.

Prospectus Summary – Risk Factors and Special Considerations (Page 4)

4.   Please describe in this section the risks of investing in equity and debt securities. In particular, please describe credit risk and interest rate risk as it relates to the Fund's investments in debt securities as well as the risks associated with the types of equity securities held by the Fund. If the Fund will invest in small- and mid-cap securities, please describe the risks particular to investments in smaller issuers. Please make corresponding changes in other sections of the prospectus that contain similar disclosure.

Prospectus Summary – Risk Factors and Special Considerations – Certain Investment Strategies (Page 5)

5.   The third sentence states that there is no assurance that the asset allocation techniques used by the Fund's adviser will enable the Fund to achieve its investment objective of capital appreciation. Disclosure on page 1 of the prospectus states that the Fund's investment objective is to achieve the highest total return, consisting of capital appreciation and current income, consistent with the preservation of capital. Please revise the disclosure in this section to reflect that the Fund's investment objective is total return.

Prospectus Summary – Risk Factors and Special Considerations – Distributions (Page 6)

6.   The first sentence of this section states that the Fund's policy is to make monthly distributions equal to 0.83% of its net asset value (10% on an annualized basis). The second and third sentence state that if, for any monthly distribution, net investment income and net realized short-term capital gains are less than the amount of the distribution, the difference will be distributed from the Fund's assets and that the Fund's final distribution for each calendar year will include any remaining net investment income and net realized short-term capital gains deemed, for Federal income tax purposes, undistributed during the year, as well as all net long term capital gains realized during the year. This section appears to suggest that the Fund intends to make return of capital distributions before distributing its net realized long-term capital gains. Please explain to us how, under GAAP, the Fund may make its distributions in this manner. To the extent that the Fund's distribution policy requires the Fund to make more than one distribution of long-term capital gains in a given year, please explain to us how the Fund's policy is consistent with Section 19(b) of the Investment Company Act and Rule 19b-1 thereunder.

7.   Please describe in this section the potential negative tax implications related to the Fund's managed distribution policy. In particular, please provide an easily understandable discussion of the possibility that the Fund may lose the tax benefit of capital loss carryforwards related to distributions in excess of earnings and profits. Consider using a numerical example to assist in illustrating this topic. In addition, please disclose the amount of capital loss

carryforwards available at December 31, 2006, and the actual amount of 2006 distributions that were related to distributions in excess of earnings and profits. Also, please describe in this section the potential impact to the Fund if the managed distribution policy is discontinued.

8.   Please include a discussion in this section about potential misconceptions surrounding the term "yield" as it relates to managed distribution policies. In this section, include the following:
- a definition of "yield,"
- historical characteristics of the Fund's distributions,
- Fund's anticipated characteristics of distributions.

Financial Highlights (Page 9)

9.   Please update this section to provide financial information for the fiscal year ended December 31, 2006.

Over-subscription Privilege (Page 11)

10.   This section describes the Over-Subscription Privilege. Please explain to us what the Fund will do if the shares are not sold, *e.g.*, de-register them.

Use of Proceeds (Page 16)

11.   The fourth sentence states that the Fund's adviser has informed the Fund that it anticipates that substantially all of the net proceeds of the offer will be invested in investments conforming to the Fund's investment objective and policies within two weeks but in no event will such investment take longer than six months from the expiration date. Please explain the circumstances under which the Fund anticipates that it may take longer than two weeks to invest the net proceeds of the offer. If the Fund anticipates that it may take longer than three months to invest the net proceeds of the offer, please explain in this section the reasons for the delay and the consequence of any such delay. See Item 7.2 and Guide 1 to Form N-2.

Management of the Fund – Investment Adviser and Sub-Adviser (Page 28)

12.   This section states that day-to-day stock and bond selections for the Fund are made by Carlton Neel and David Dickerson and that Dr. Martin E. Zweig actively collaborates in the stock selection process. Please describe in this section the roles of the Fund's portfolio managers (including Dr. Zweig) in managing the day-to-day security selection for the Fund including a description of any limitations on each person's role and the relationship between each person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio. See Instruction to Item 9.1(c) of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page 9)

13.   The last sentence of investment restriction 8 states that purchase or sale of futures contracts, foreign currency forward contracts or related options will not be deemed to be the issuance of a senior security. Please explain to us why such investments will not be deemed to be the issuance of a senior security. See Investment Company Act Release No. 10666 (April 18, 1979).

GENERAL COMMENTS

14.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to us, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

17.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel